Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-11 (No. 333-        ) and related Prospectus of KBS Strategic Opportunity REIT, Inc. for the registration of $1,000,000,000 of shares of its common stock and to the incorporation by reference therein of (i) our report dated July 21, 2016, relating to our audit of the statement of revenues over certain operating expenses of Westpark Portfolio for the year ended December 31, 2015, included in the Form 8-K/A filed with the Securities and Exchange Commission on July 21, 2016, and (ii) our report dated August 11, 2016, relating to our audit of the statement of revenues over certain operating expenses of 353 Sacramento for the year ended December 31, 2015, included in the Form 8-K/A filed with the Securities and Exchange Commission on August 11, 2016.

/s/ Squar Milner LLP

Newport Beach, California

November 28, 2016